April 26, 2005

VIA EDGAR AND FACSIMILE

Angela Jackson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    Lazard Ltd and Lazard Group Finance LLC

          Registration Statement on Form S-1, filed March 21, 2005,

              as amended April 18, 2005

          File No. 333-123463

Dear Ms. Jackson,

Per your request, on behalf of Lazard Ltd and Lazard Group Finance LLC (together, the “Company” or “Lazard”), we are delivering the following information on a supplemental basis to the Staff of the Division of Corporation Finance (the “Staff”) with respect to the above referenced registration statement. For your convenience, the text of the Staff’s questions is set forth in bold text followed by the responses of the Company.

Angela Jackson

Securities and Exchange Commission

April 26, 2005

1.	Question: Please provide a brief analysis of paragraph 17 of FIN 46(R) as it relates to the related parties in our circumstance.

Response: FASB Interpretation Number 46(R), Consolidation of Variable Interest Entities, paragraph 17, states the following:

If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

a.    The existence of a principal-agency relationship between parties within the related party group

b.    The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

c.    A party’s exposure to the expected losses of the variable interest entity

d.    The design of the variable interest entity.

Lazard Ltd, Lazard Group, LAZ-MD Holdings LLC (“LAZ-MD”) and the managing member of Lazard Group are related parties as contemplated by FIN 46(R). Based on the criteria of paragraph 17, we determined that Lazard Ltd is the entity that is most closely associated with Lazard Group and, therefore, should consolidate the operations of Lazard Group.

Our determination was primarily based on the following factors:

•	The transaction structure is designed such that as members of LAZ-MD exchange their exchangeable interests for Lazard Ltd Class A common stock, Lazard Ltd’s ownership of the common membership interest in Lazard Group will increase proportionately. This means that while LAZ-MD initially holds a majority of the economic interests in Lazard Group, this economic majority will decline to the extent that exchanges are completed (but not before the 3rd anniversary of this offering, per the terms of the Class B common stock). Assuming all LAZ-MD exchangeable interests are exchanged for Lazard Ltd Class A common stock, Lazard Ltd will own 100% of the common membership interests of Lazard Group (along with 100% of the voting interest). It is important to note in this context that the intention of this structure is such that, as these exchanges take place, the person that exchanges his or her LAZ-MD exchangeable interest for Lazard Ltd Class A common stock will own the exact same economic interest in Lazard Group both before the exchange and after. However, that person will own a publicly traded security instead of an ownership interest in a private partnership.

Angela Jackson

Securities and Exchange Commission

April 26, 2005

•	LAZ-MD and certain of our subsidiaries through which the exchanges will be effected, with the consent of the Lazard Ltd board of directors, have the right (but not the obligation) to cause the holders of LAZ-MD exchangeable interests, and holders of Lazard Group common membership interests formerly held by LAZ-MD, to exchange all such remaining interests during the 30-day period following the ninth anniversary of this offering.

•	The corporate governance of Lazard Group and its businesses will be managed through Lazard Ltd. For example, Lazard Ltd intends to have the board and executive officers of Lazard Group be the same as the board and executive officers of Lazard Ltd. That is, Lazard Group will be managed as a “public company.” Furthermore, Lazard Ltd will control Lazard Group initially and is expected to continue to do so in the future. Lazard Ltd will indirectly control 100% of the voting power of Lazard Group through Lazard Ltd’s control of the managing member of Lazard Group. While LAZ-MD is initially expected to hold approximately 66% of Lazard Ltd’s voting power, this voting power will as a general matter decline in connection with exchanges of LAZ-MD exchangeable interests. These exchanges will not affect Lazard Ltd’s control of Lazard Group. In addition, LAZ-MD will enter into a stockholders’ agreement with its members that, subject to certain exceptions, will give its members the right to instruct LAZ-MD how to vote its voting interest in Lazard Group on an as-if exchanged basis. Lazard Ltd will retain all of its voting control in Lazard Group.

•	After the completion of the offering, we expect equity based compensation granted to our employees (including our current managing directors) to be granted by Lazard Ltd. As new equity based compensation is granted by Lazard Ltd, its ownership in Lazard Group will increase proportionately. In this respect, we note that the economic interest of LAZ-MD in Lazard Group will not increase because of equity based compensation (or otherwise) and will only decrease, as noted above, as members of LAZ-MD exchange their exchangeable interests.

Given the initial controlling position of LAZ-MD in Lazard Ltd, and Lazard Ltd’s controlling position in Lazard Group, we concluded that LAZ-MD will consolidate the operations of Lazard Ltd, and Lazard Ltd will consolidate the operations of Lazard Group. Moreover, the fact that Lazard Ltd may, in certain circumstances, eventually hold all of the non-voting economic common interests in Lazard Group further bolsters this position. We believe that the consolidation of Lazard Group by Lazard Ltd will provide the investing public with the most meaningful presentation and information. We believe our analysis of FIN 46(R) supports this presentation.

Angela Jackson

Securities and Exchange Commission

April 26, 2005

Should you require further clarification of the matters discussed in this letter or relating to the information submitted herewith, please contact me or Benjamin D. Fackler, Esq. at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Gavin D. Solotar

Gavin D. Solotar

cc:	Scott D. Hoffman, Esq. Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP

Mark Webb, Esq. Branch Chief, Securities and Exchange Commission